SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
CARBON NATURAL GAS COMPANY
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
14115T109
(CUSIP Number)
Bryan H. Lawrence
Yorktown Energy Partners VI, L.P.
410 Park Avenue
19th Floor
New York, New York 10022
(212) 515-2112
Copies to:
Ann Marie Cowdrey
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, Texas 75201-2533
(214) 969-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 29, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14115T109

1	NAMES OF REPORTING PERSONS YORKTOWN ENERGY PARTNERS VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		17,938,309

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,938,309

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,938,309 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Based on 114,185,405 shares of common stock issued and outstanding, calculated as the aggregate of (i) the 47,518,739 shares of common stock issued and outstanding as of May 13, 2011 (as set forth on the issuer’s amendment to its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 23, 2011) (ii) the 44,444,444 shares of common stock issued by the issuer in a private placement on June 29, 2011 and (iii) the 22,222,222 shares of common stock issued to Yorktown Energy Partners IX, L.P. upon the automatic conversion of 100 shares of Series A Convertible Preferred Stock of the issuer on July 18, 2011.

CUSIP No.	14115T109

1	NAMES OF REPORTING PERSONS YORKTOWN VI COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		17,938,309

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,938,309

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,938,309 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Based on 114,185,405 shares of common stock issued and outstanding, calculated as the aggregate of (i) the 47,518,739 shares of common stock issued and outstanding as of May 13, 2011 (as set forth on the issuer’s amendment to its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 23, 2011) (ii) the 44,444,444 shares of common stock issued by the issuer in a private placement on June 29, 2011 and (iii) the 22,222,222 shares of common stock issued to Yorktown Energy Partners IX, L.P. upon the automatic conversion of 100 shares of Series A Convertible Preferred Stock of the issuer on July 18, 2011.

CUSIP No.	14115T109

1	NAMES OF REPORTING PERSONS YORKTOWN VI ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		17,938,309

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,938,309

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,938,309 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Based on 114,185,405 shares of common stock issued and outstanding, calculated as the aggregate of (i) the 47,518,739 shares of common stock issued and outstanding as of May 13, 2011 (as set forth on the issuer’s amendment to its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 23, 2011) (ii) the 44,444,444 shares of common stock issued by the issuer in a private placement on June 29, 2011 and (iii) the 22,222,222 shares of common stock issued to Yorktown Energy Partners IX, L.P. upon the automatic conversion of 100 shares of Series A Convertible Preferred Stock of the issuer on July 18, 2011.

     This Amendment No. 1 amends the Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Carbon Natural Gas Company, a Delaware corporation formerly known as St. Lawrence Seaway Corporation (the “Company”), previously filed by Yorktown Energy Partners VI, L.P., a Delaware limited partnership (“Yorktown”), Yorktown VI Company LP, a Delaware limited partnership (“Yorktown Company”), and Yorktown VI Associates LLC, a Delaware limited liability company (“Yorktown Associates”), with the Securities and Exchange Commission on February 24, 2011 (the “Schedule 13D”).
Item 1. Security and Issuer.
     Item 1 of the Schedule 13D is amended and restated in its entirety by the following:
     This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Carbon Natural Gas Company, a Delaware corporation formerly known as St. Lawrence Seaway Corporation (the “Company”), whose principal executive offices are located at 1700 Broadway, Suite 2020, Denver, Colorado 80290.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) of the Schedule 13D is amended and restated in its entirety by the following:
(a)	As of July 26, 2011, Yorktown, Yorktown Company and Yorktown Associates beneficially owned 17,938,309 shares of Common Stock, representing 15.7% of the Company’s outstanding shares of common stock (based on 114,185,405 shares of common stock issued and outstanding, calculated as the aggregate of (i) the 47,518,739 shares of common stock issued and outstanding as of May 13, 2011 (as set forth on the Company’s amendment to its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 23, 2011) (ii) the 44,444,444 shares of common stock issued by the Company in a private placement on June 29, 2011 and (iii) the 22,222,222 shares of common stock issued to Yorktown Energy Partners IX, L.P. upon the automatic conversion of 100 shares of Series A Convertible Preferred Stock of the Company on July 18, 2011).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 26, 2011

YORKTOWN ENERGY PARTNERS VI, L.P.

By:	Yorktown VI Company LP, its general partner

	By:	Yorktown VI Associates LLC, its general partner

		By:	/s/ Bryan H. Lawrence Bryan H. Lawrence, Member

YORKTOWN VI COMPANY LP

By:	Yorktown VI Associates LLC, its general partner

	By:	/s/ Bryan H. Lawrence Bryan H. Lawrence, Member

YORKTOWN VI ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence Bryan H. Lawrence, Member